Mail Stop 4561
Via fax (949) 754-8999

September 4, 2009

Douglas F. Garn
Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso, CA 92656

> **Re:** **Quest Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **File No. 000-26937**

Dear Mr. Garn:

     We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief